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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 30, 2003

Commission File Number  29606

SHARPE RESOURCES CORPORATION (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   July 30, 2003

* Print the name and title of the signing officer under his signature.

SHARPE RESOURCES CORPORATION
Consolidated Balance Sheets (Prepared by Management)
(Expressed in United States Dollars)

June 30, 2003 (Unaudited)	December 31, 2002 (Audited)
Assets
Current assets
Cash and cash equivalents	$50,656	$73,518
Receivables	20,227	21,368
Advances to a related party	14,684	47,117
Inventory	--	18,537
	86,567	160,540
Office equipment	--	1,866
$85,567	$162,406

Liabilities and Shareholders' Equity
Current Liabilities
Payables and accruals	$102,939	$61,475
Advances to a related party	15,500	15,500

	118,439	76,975
Long-term debt	664,533	664,533
782,972	741,508

Shareholders' equity
Capital stock
Authorized - Unlimited common shares
Issued - 33,184,803 common shares	10,921,861	10,921,861
Deficit	(11,619,266)	(11,500,963)
(697,405)	(579,102)
$85,567	$162,406

Responsibility for Financial Statements

The accompanying financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.
The most significant of these accounting principles have been set out in the December 31, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these financial
statements.  These statements are  presented on the accrual basis of accounting.   Accordingly, a precise
determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

SHARPE RESOURCES CORPORATION
Consolidated Statements of Operations and Deficit (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Six Months Ended
June 30,		June 30,
2003	2002	2003	2002

Petroleum and natural gas operations	$40,896	$24,228	$66,820	$32,313

Expenses
Operating	1,885	1,315	2,615	1,409
Depletion and amortization	--	198	--	395
General and administration	75,442	81,574	167,829	209,351
Legal and audit	--	(7,318)	--	(3,261)
Interest	5,806	13,306	12,813	13,306
Write-off of office equipment	--	--	1,866	--

83,133	89,075	185,123	221,200

Loss before the following:	(42,237)	(64,847)	(118,303)	(188,887)

Gain on settlement of debt	--	6,428	--	144,841

Loss for the period	(42,347)	(58,419)	(118,303)	(44,046)

DEFICIT, beginning of period	(11,577,029)	(11,374,591)	(11,500,963)	(11,388,964)

DEFICIT, end of period	(11,619,266)	(11,433,010)	(11,619,266)	(11,433,010)

SHARPE RESOURCES CORPORATION
Consolidated Statements of Cash Flows (Prepared by Management)
(Expressed in United States Dollars)
(Unaudited)

Three Months Ended		Six Months Ended
June 30,		June 30,
2003	2002	2003	2002

Cash provided by (used in)

OPERATING ACTIVITIES
Loss for the period	$(42,237)	$(58,419)	$(118,303)	$(44,046)
Depletion and amortization	--	198	--	395
Write-down of office equipment	--	--	1,866	--
Gain on settlement of debt	--	(6,428)	--	(144,841)
Changes in non-cash working capital items	39,017	(78,354)	93,575	151,495
(3,220)	(143,003)	(22,862)	(36,997)

FINANCING ACTIVITIES

Reduction in debt	-	(25,190)	--	(117,654)

Change in cash and cash equivalents	(3,220)	(168,193)	(22,862)	(154,651)

Cash and cash equivalents, beginning of period	53,876	343,042	73,518	329,500

Cash and cash equivalents, end of period	$50,656	$174,849	$50,656	$174,849

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Six Months Ended June 30, 2003
(Unaudited)

1. ACCOUNTING POLICIES

The management of Sharpe Resources Corporation (the "Corporation") have prepared these consolidated financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended
December 31, 2002.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended June 30, 2003 is not indicative of the results that may be expected for the full year ending December 31, 2003.

These statements follow the same accounting policies and methods as the most recent annual audited financial statements.

2. STOCK OPTIONS
	Number of common shares	Weighted Average} Exercise Price Canadian
Balance, beginning of period	2,039,000	$0.11
Granted during the period	1,431,000	$0.10
Canceled or expired during the period	(220,000)	$0.13

Balance, end of the period	3,250,000	$0.10
Range of Exercise prices Canadian	Number Outstanding	Weighted average remaining Contractual life

$0.10-0.15	3,250,000	3.61

3. WARRANTS

As of June 30, 2003, the Corporation had the following warrants outstanding:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
WARRANTS	Canadian ($)	DATE
500,000	1.00	May 12, 2004

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Six Months Ended June 30, 2003
(Unaudited)

4. SEGMENTED INFORMATION
The Corporation has one reportable business segment, the exploration for and production of petroleum and natural gas properties in the United States. All of the Corporation's petroleum and natural gas revenue is from customers based in the United States.

Substantially all of the Corporation's assets are located in the United States except for small balances held in
Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to the maintaining of the Corporation's public company status.

5. INCOME TAXES
Estimated taxable income for the period ended is nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if its more likely than not the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the
December 31, 2002 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. BASIC AND FULLY DILUTED LOSS PER SHARE
The loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Fully diluted loss per share reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants. For both periods presented, the conversion of warrants and exercise of stock options was not included because of their anti-dilutive effect.

The following table sets out the computation for basic and diluted loss per share:

	2003	2002
Numerator
Loss for the period	$(118,303)	$(44,046)
Denominator:
Average number of common shares outstanding	33,184,803	33,184,803
Weighted average number of shares	33,184,803	33,184,803
Basic and diluted loss per share	$ 0.00	$0.00

SHARPE RESOURCES CORPORATION
Notes to Consolidated Financial Statements (Prepared by Management)
(Expressed in United States Dollars)
Six Months Ended June 30, 2003
(Unaudited)

7. STOCK OPTION COMPENSATION ADJUSTMENT
During the six months ended June 30, 2003, 1,431,000 stock options were issued to directors of the Company.
For purposes of pro forma disclosures, the following assumptions were used under the Black-Scholes option pricing model: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4.5% and an expected average life of 5 years.

Net loss for the six months ended June 30, 2003	$ (118,303)
Unrecorded stock option compensation adjustment	80,697
Pro forma net loss for the six months ended June 30, 2003	$(199,000)

Basic and fully diluted loss per share - Pro-forma	$(0.01)

Supplement to Consolidated Financial Statements (Prepared by Management) (Expressed in United States Dollars) Six Months Ended June 30, 2003 (Unaudited)

As of July 25, 2003, the following items were outstanding:

i) 33,184,803 common shares

ii) Warrants include the following:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
WARRANTS	Canadian ($)	DATE
500,000	1.00	May 12, 2004

iii) Stock options include the following:

	EXERCISE
NUMBER OF	PRICE	EXPIRY
OPTIONS	Canadian ($)	DATE
219,000	0.15	May 4, 2005
600,000	0.10	May 08, 2007
1,000,000	0.10	May 13, 2007
1,431,000	0.10	May 08, 2008
3,250,000